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                             November 15, 2021

       Louis Salamone
       Chief Financial Officer
       Babcock & Wilcox Enterprises, Inc.
       1200 East Market Street , Suite 650
       Akron , Ohio 44305

                                                        Re: Babcock & Wilcox
Enterprises, Inc.
                                                            Form 10-K for the
Year Ended Ended December 31, 2020
                                                            Filed March 8, 2021
                                                            File No. 001-36876

       Dear Mr. Salamone:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Non-GAAP Financial Measures, page 34

   1. We note the first sentence in the introductory paragraph for Results of Operations where you disclose that the
Adjusted EBITDA table is consistent with the way your chief
                                                        operating decision
maker reviews the results of your operations and makes strategic decisions about your
business. Following that table, you also present adjusted gross profit as a non-GAAP measure
impacting your segment results. Please clarify to us,
                                                        which profitability
measure management believes is the one determined in accordance with the measurement
principles most consistent with those used in measuring the
                                                        corresponding amounts
in your financial statements and revise your presentations and reconciliations in all
future filings to comply with Question 104.1 of the Division's Non-
                                                        GAAP Financial Measures
Compliance & Disclosure Interpretations, issued April 4, 2018 and ASC 280-10-50-28 as
necessary.
   2. We note that you present Adjusted Gross Profit as a non-GAAP measure and reconcile it
 Louis Salamone
Babcock & Wilcox Enterprises, Inc.
November 15, 2021
Page 2
         to operating loss. As it would appear that gross profit would be the most comparable
         GAAP measure, please tell us why management decided to reconcile Adjusted Gross
         Profit to operating loss. In addition, please tell us why the adjustments made are appropriate considering Question 100.01 of the SEC Staff's Compliance and
         Disclosure Interpretations on non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at
(202) 551-3629 with any questions.



FirstName LastNameLouis Salamone                             Sincerely,
Comapany NameBabcock & Wilcox Enterprises, Inc.
                                                             Division of
Corporation Finance
November 15, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName